

June 27, 2013

Via E-mail
Brian Haveson
Chief Executive Officer and Chief Financial Officer
Lightning Gaming, Inc.
23 Creek Circle
Boothwyn, PA 19061

> **Re: Lightning Gaming, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 000-52575**

Dear Mr. Haveson:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 1. Business

Emerging Growth Company, page 9

1.   We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Please provide us with your analysis that you meet this qualification. In your response, please specifically address how your Form S-8 filed on April 25, 2008 impacts your eligibility for emerging growth company status. See Jumpstart Our Business Startups Act Frequently Asked Questions, Generally Applicable Questions on Title I of the JOBS Act, FAQ #2, available at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Brian Haveson
Lightning Gaming, Inc.
June 27, 2013
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief